Shanda Game Limited Announces Results of 2012 Annual General Meeting

Shanda Games Limited (Nasdaq: GAME, the “Company”), a leading online game developer, operator and publisher in China, announced the results of the Company’s 2012 Annual General Meeting of Shareholders (the “Meeting”) held on December 3, 2012 at 10:00 A.M. in Hong Kong.

At the Meeting, the Company’s shareholders adopted the following resolutions proposed by the Company:

1. To re-elect Tianqiao Chen, Andy Lin, Heng Wing Chan, Guoxing Jiang, Danian Chen and Grace Wu to serve as members of the Board of Directors until the Company’s next annual general meeting of shareholders;

2. To elect Xiangdong Zhang to serve as a member of the Board of Directors until the Company’s next annual general meeting of shareholders; and

3. To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2012.